SECURITIES AND EXCHANGE COMMISSION

14041036

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SEC Mail Processing Section

MAY 30 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/13 and ending 03/31/14 *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorsby Financial Corp.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
676 N. Michigan Avenue, Suite 3140
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles C. Sorsby (312) 751-0469
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 5/30/14

DD 6/4/14

OATH OR AFFIRMATION

I, **Charles C. Sorsby**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corp., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

OFFICIAL SEAL
LINDA L. BURNEY
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires June 29, 2017

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorsby Financial Corp.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sorsby Financial Corp. (the Company) as of March 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sorsby Financial Corp. as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 23, 2014

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

ASSETS

Cash	$ 93,948
Receivable from broker/dealers	42,769
Other assets	4,318
TOTAL ASSETS	$ 141,035

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 8,275
Subordinated loans	288,100
Total Liabilities	$ 296,375
SHAREHOLDER'S EQUITY (DEFICIT)	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	156,554
Retained earnings (deficit)	(312,894)
Total Shareholder's Equity (Deficit)	$ (155,340)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 141,035

The accompanying notes are an integral part of this financial statement.

SORSBY FINANCIAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Sorsby Financial Corp. (the "Company") was incorporated in Illinois on August 7, 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission and an investment advisor with the state of Illinois. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Capital Conservation Corp. (CCC) and Capital Preservation Fund L.P.

The Company entered into an agreement with CCC, effective February 1, 2013, whereby CCC pays monthly required payments under the current occupancy lease in the Company's name. For the year ended March 31, 2014, under the terms of this agreement, CCC paid a total of $81,916 on the Company's behalf. The current occupancy lease is set to expire December 31, 2014. Future minimum lease payments for the year ending March 31, 2015 are $31,621.

For the year ended March 31, 2014, the Company earned $17,309 in commission revenue from securities transactions made on behalf of Capital Preservation Fund L.P.

Under an agreement held personally, the Company's sole shareholder provided communication services to the Company on a limited basis. For the year ended March 31, 2014, the sole shareholder incurred $24,488 for these services.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2014, the Company's net capital and required net capital were $128,383 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 6%.

NOTE 4 - PROFIT SHARING PLAN

The Company has established a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. The plan is on a calendar year basis. The Company contribution to this plan for the year ended March 31, 2014 was $6,060.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2014, are as follows:

0% Interest	Expires September 30, 2015	$ 50,000
0% Interest	Expires December 31, 2015	98,100
0% Interest	Expires May 29, 2020	50,000
0% Interest	Expires June 30, 2020	90,000
	Total	$ 288,100

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lender is the sole shareholder of the Company.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer and is required to maintain a deposit of $36,206 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.